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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2005
Earnings
Add:
Pretax income	61,658	102,338	66,142	21,449	24,286	95,416
Fixed charges	29,639	23,944	19,504	23,342	24,869	33,691
Amort of capitalized interest	538	264	278	317	402	293
Dividends of Equity Investees	9,029	6,705	1,889	11,569	1,545	5,279
Equity losses of JVs with guaranteed debt	(1,338)	—	—	(331)	(3)	—
Less:
Interest capitalized	(639)	(760)	(1,092)	(2,272)	(645)	(532)
Minority interest in income with no fixed charges:
Total minority interest in (income)/loss	(3,393)	(372)	(226)	(517)	(483)	103
Minority interest in income w/ fixed charges	3,230	149	170	125	124	—
Minority interest in losses	(286)	(28)	(23)	—	(4)	(464)

	98,438	132,240	86,642	53,682	50,091	133,786

Fixed Charges
Interest expense	27,450	21,998	17,064	19,313	22,485	31,682
Capitalized interest	639	760	1,092	2,272	645	532
Interest in rental expense	1,550	1,186	1,348	1,757	1,739	1,477

	29,639	23,944	19,504	23,342	24,869	33,691

Ratio of Earnings to Fixed Charges	3.32123	5.52289	4.44227	2.29980	2.01419	3.97097

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Computation of Ratio of Earnings to Fixed Charges